Contact

www.linkedin.com/in/ganskop (LinkedIn)
ganskop.com (Personal)

Top Skills

Web Development
Healthcare Information Technology
JavaScript

Dean Ganskop

Lecturer in the School of Information at Rochester Institute of Technology
Rochester, New York, United States

Experience

Iter Opus Corporation
Vice President
January 2026 - Present (2 months)
Rochester, NY

Rochester Institute of Technology
Lecturer, School of Information
August 2022 - Present (3 years 7 months)
Rochester, New York, United States

Ganskop Development, LLC
Principal
February 2010 - Present (16 years 1 month)

Performant Corp
Vice President, Applied Software Development
April 2024 - February 2026 (1 year 11 months)

RecordsOne
Vice President, Platform Development
June 2011 - March 2024 (12 years 10 months)
Naples, Florida

Rochester Institute of Technology
Information Sciences and Technology Adjunct Professor
November 2011 - May 2022 (10 years 7 months)
Rochester, NY

ExecuScribe, Inc.
IT Manager
February 2005 - May 2010 (5 years 4 months)

Rochester Artech
Director

February 2005 - May 2010 (5 years 4 months)

Rochester Artech is a digital arts competition and exhibition affiliated with and sponsored by the Rochester Institute of Technology.

Rochester Institute of Technology

Program Coordinator, RIT Honors Program

July 2007 - May 2008 (11 months)

Education

Masters of Science, Information Technology · (2006 - 2008)

Bachelors of Science, Information Technology · (2003 - 2006)